EXHIBIT 99.1

Qiao Xing Universal’s Subsidiary Signs Agreement With Distributor
For New Series of Mini PDA Mobile Phones

     HUIZHOU, Guangdong, China, Sept. 30 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) announced today that its subsidiary, CEC Telecom Co., Ltd (“CECT”), had signed a framework agency agreement with Jia Sheng Rui Tong Electronics Co., Ltd. for the distribution in China of a new series of mini PDA mobile phone sets. The total amount could be as high as US$80 million within a period of six months.

     CECT’s mini PDA mobile phone set is currently recognized as the smallest and lightest PDA mobile phone set in China. With powerful functions, unique design and competitive price, the mini PDA mobile phone is now among the best sellers in its category in China.

     Mr. Wu Zhi Yang, CEO of CECT, commented, “The success of the Flame Storm Marketing Campaign, that started recently, is assured with the conclusion of this one single framework distribution agreement, in view of the substantial amount of sales revenue that this will bring within a six-month period. Moreover, along with the mini PDA mobile phone set, twelve other new models of mobile phone sets have been launched in this marketing program. These models are well received by the different consumer groups they target, and orders have been flowing in from distributors all over China.”

     About Qiao Xing Universal Telephone, Inc.

     In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit http://www.cosun-xing.com .

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

SOURCE Qiao Xing Universal Telephone, Inc.

     -0-                               09/30/2004
     /CONTACT: Rick Xiao of Qiao Xing Universal Telephone, +86-752-282-0268, or rickxiao@qiaoxing.com /
     /Web Site: http://www.cosun-xing.com /
     (XING)